EXHIBIT 11

CACI INTERNATIONAL INC AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE (UNAUDITED)

	Three Months Ended December 31,		Six Months Ended December 31,
	2001	2000	2001	2000
Net income	$5,995	$4,766	$12,570	$9,118
Average number of shares outstanding during the period	23,464	22,482	23,204	22,596
Dilutive effect of stock options after application of treasury stock method	873	308	775	322
Average number of shares outstanding during the period	24,337	22,790	23,979	22,918

Basic earnings per share	$0.26	$0.22	$0.54	$0.41

Diluted earnings per share	$0.25	$0.21	$0.52	$0.40